SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 13, 2019

On March 13, 2019, at 9:00 a.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes.

AGENDA: I) Subjects for resolution: After due analysis of the Proposal for Deliberation (“PDs”) and/or support documentation, as the case may be, which were sent in advance for knowledge of the Board Members, pursuant to the Internal Regulations thereof, and which shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved by the attendees, under the terms and conditions of the respective PD: 1) PD.CA-BAK–07/2019 – 2019 Long-Term Incentive Program  - the 2019 ILP Program was approved, including the list of eligible persons, the term for acquiring owned shares by participants, and the number of restricted shares to be delivered to participants as compensation for each owned share acquired, as per the reasons included in the respective PD. 2) Management Report, Financial Statements and Allocation of Results Regarding the Financial Year Ended on December 31, 2018: a) after presentation made by the Chief Executive Officer and the Chief Financial Officer on the Company’s performance in the year of 2018, comments of the Board members, and favorable manifestation by the Fiscal Council’s representative, the following matters were approved: (i) the favorable manifestation by this Board as to the approval by the Annual General Meeting of the Management Report and the Financial Statements for the financial year ended on December 31, 2018, and the proposal of allocation of the Company’s results; and (ii) the technical feasibility study that allows the realization of the Company’s deferred tax asset, pursuant to CVM Ruling No. 371/02;  b) authorization to call the Annual General Meeting, which is to take place in due course, upon publication of the respective Call Notice pursuant to law, to resolve on the matter established in item (i)  above, as well as on (iii) determination of the annual and global compensation of the managers and the Fiscal Council for the year 2019;  and (iv) election of the Fiscal Council’s members;  and c) authorization to call  the Extraordinary General Meeting, to be held at a date to be informed in due course upon publication of the respective Call Notice, pursuant to law, to resolve on the replacement of members of the Board of Directors; and the new members shall complete the remaining term of office, which will end at the Annual General Meeting that will review the managers’ accounts for the financial year ending on December 31, 2019.

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932 São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 13, 2019

ADJOURNMENT: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, March 13, 2019. Signed: Marcelo Lyrio – Chairman; Marcella Menezes Fagundes; Carla Gouveia Barretto; Edson Chil Nobre; Ernani Filgueiras de Carvalho; Fabio Venturelli, Gesner José de Oliveira Filho; João Cox Neto; Luiz de Mendonça; Pedro Oliva Marcilio de Sousa; Ricardo Baldin and Rodrigo J.P. Seabra Monteiro Salles.

I hereby certify that the abovementioned resolutions were extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932 São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.